UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 7, 2016, Concordia Healthcare Corp. filed materials relating its Annual General and Special Meeting of Shareholders to be held on April 29, 2016 on SEDAR at www.SEDAR.com. In conjunction with this announcement Concordia Healthcare Corp. is filing the following exhibits:

Exhibit 99.1	Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of Concordia Healthcare Corp. dated March 24, 2016.

Exhibit 99.2	Form of Proxy for the Annual General and Special Meeting of Shareholders of Concordia Healthcare Corp.

Exhibit 99.3	Voting Instruction Form for the Annual General and Special Meeting of Shareholders of Concordia Healthcare Corp.

Exhibit 99.4	Officer’s Certificate dated March 24, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson

	Title:	Chief Executive Officer

Date: April 7, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting and Management Information Circular for the Annual General and Special Meeting of Shareholders of Concordia Healthcare Corp. dated March 24, 2016.

99.2	Form of Proxy for the Annual General and Special Meeting of Shareholders of Concordia Healthcare Corp.

99.3	Voting Instruction Form for the Annual General and Special Meeting of Shareholders of Concordia Healthcare Corp.

99.4	Officer’s Certificate dated March 24, 2016.